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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

December 17, 2003	File Number: 0-31384

BELL CANADA INTERNATIONAL INC.
(Translation of Registrant’s name into English)

1000, rue de La Gauchetière Ouest, Bureau 1200, Montréal, Québec H3B 4Y8, (514) 392-2384
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BELL CANADA INTERNATIONAL INC.

Date: December 17, 2003	[Signed: Graham E. Bagnall]
Name: Title:	Graham E. Bagnall Vice-President and Comptroller

NEWS RELEASE

FOR IMMEDIATE RELEASE

BCI RECEIVES EARLY PREPAYMENT FOR AXTEL NOTES

MONTREAL (CANADA) December 17, 2003 — Bell Canada International Inc. (“BCI”) announced today that it has received US$ 8.6 million in connection with the prepayment by Axtel S.A de C.V. (“Axtel”) of two promissory notes held by BCI: a US$ 1.2 million face value note due December 31, 2003 (the “Short-Term Note”), and a US$ 9.4 million face value note due in the second quarter of 2006 (the “Long-Term Note”). These prepayment amounts were provided for in the agreement governing the notes.

The Axtel notes were originally issued in connection with the Axtel restructuring transactions announced on March 27, 2003. At that time, the Short-Term Note was recorded at its face value while the Long-Term Note was recorded at zero fair value. As a result of these prepayments, BCI will record a gain of approximately US$ 7 million in the fourth quarter of 2003.

BCI continues to hold a 1.5% equity interest in Axtel.

BCI is operating under a court supervised Plan of Arrangement, pursuant to which BCI intends to monetize its assets in an orderly fashion and resolve outstanding claims against it in an expeditious manner with the ultimate objective of distributing the net proceeds to its shareholder and dissolving the company. BCI is listed on the Toronto Stock Exchange under the symbol BI and, until December 31, 2003, on the NASDAQ National Market under the symbol BCICF. Visit our Web site at www.bci.ca.

Certain statements made in this press release describing BCI’s intentions, expectations or predictions are forward-looking and are subject to important risks and uncertainties. The results or events predicted in these statements may differ materially from actual results or events. For additional information with respect to risk factors relevant to BCI, see the reports on Forms 6-K and 40-F filed by BCI with the United States Securities and Exchange Commission, as well as the Annual Information Form filed with Canadian securities commissions. BCI disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact Information:
Howard N. Hendrick
Executive Vice-President and Chief Financial Officer
Tel: (514) 392-2260
howard.hendrick@bci.ca